FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      For period ending December 15, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






GlaxoSmithKline plc - Voting Rights and Capital


In conformity with the Transparency Directive's transitional provision 6 we hereby notify the market of the following:

GlaxoSmithKline plc's (GSK) issued share capital consists of 5,991,369,750 ordinary shares with voting rights, 232,697,678 ordinary shares of which are held in Treasury.

Therefore, the total number of voting rights in GSK is 5,758,672,072.

The above figure (5,758,672,072) may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in GSK under the Financial Services Authority's Disclosure and Transparency Rules.



S M Bicknell
Company Secretary


15 December 2006


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 15, 2006                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc